September 26, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (216) 479-7092

Mr. Alexander M. Cutler
Chairman and Chief Executive Officer
Eaton Corp.
Eaton Center
1111 Superior Avenue
Cleveland, Ohio 44114-2584

> **Re:** **Eaton Corp.**
> **Definitive 14A**
> **Filed on March 16, 2007**
> **File Number 001-01396**

Dear Mr. Cutler:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. Several sections of your executive compensation disclosure contain extraneous

disclosure or descriptions that could be presented without repetitious explanations. For example, in your description on page 26 regarding "Chairman and Chief Executive Officer Compensation," you repeat information previously disclosed, beginning with "[a]s described above." Please include only material information.

Compensation Discussion and Analysis, page 14

2. Please explain more specifically how you determined the amounts executives were paid. For example, the disclosure on pages 18 and 19 describes the mechanics of the Executive Incentive Compensation Plan yet there is minimal discussion of how you determined actual payouts under Plan. Please provide disclosure that not only sets forth the amount of 2006 incentive compensation but also provides substantive analysis and insight into how these amounts were determined. Refer also to the disclosure relating to the Executive Strategic Incentive Plan and your 2006 stock option grants, which does not explain in sufficient detail how the Committee determined the specific compensation awards. Although your disclosure indicates that, from a general standpoint, the Committee gives some weight to the extent to which compensation of your named executive officers compares to the companies against which you benchmark compensation, please provide a reasonably complete analysis of the specific factors the Committee considered in ultimately approving particular pieces of each named executive officers' compensation package. Lastly, describe the reasons why the Compensation Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) and (vi) of Regulation S-K.

3. Please provide quantitative disclosure of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific items of company performance and the individual objectives used to determine incentive amounts and describe how you structure your incentive awards around such performance goals and individual objectives. Please note that you need to present qualitative goals in order to meet the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that you may exclude the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and discuss how difficult it will be for you to achieve the target levels or other factors. To this extent, general statements such as those appearing on page 17 that the objectives are "stringent" or "demanding" are not sufficient. Rather, please address the relationship between historical and future achievement and discuss the extent to which the Committee set the incentive parameters based

upon a probability that you would achieve the performance objectives. Please see Instruction 4 to Item 402(b) of Regulation.

4. You provide minimal analysis of the effect individual performance has on compensation awards despite disclosure indicating that you make compensation-related decisions in connection with non-quantitative achievements. For example, on pages 17, 18, 22 and elsewhere, you provide disclosure of percentages that attempt to place in context the target awards for the executives, however, it is unclear what these target goals are from your disclosure. Please provide more specific analysis as to how individual performance contributed to actual 2006 compensation for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

Use of Compensation Consultants, page 14

5. Describe more specifically the involvement of each of the compensation consultants and their interaction with the Compensation and Organization Committee. Please address the nature and scope of each consultant's assignment, including their role in determining and recommending compensation, their specific contributions and findings with respect to your pay practices and amounts, and any other material elements of the consultant's functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Competitive Analysis and Benchmarking Processes, page 15

6. You state that you seek to establish salary and incentive compensation at approximately the median of market practice. Please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006. To the extent actual compensation was outside a targeted percentile range, please analyze the reasons why.

Use of Tally Sheets, page 16

7. Please address the committee's analysis of the information contained in the tally sheets and how the evaluation of this information resulted in specific awards for the fiscal year or modifications to the manner in which you implement your compensation program.

Chairman and Chief Executive Officer Compensation in 2006, page 25

8. Although you provide an individualized discussion of Mr. Cutler's compensation, please provide a more detailed discussion of why his compensation differs by such a wide degree compared to that of the other named executive officers.

Please refer to Section II.B.1. of Commission Release No. 33-8732A.

Outstanding Equity Awards at December 31, 2006, page 19

9. It does not appear that you have complied with Instruction 2 to Item 402(f)(2) of Regulation S-K as footnotes (3)-(8) to this table set forth the vesting schedule of the option awards without disclosing their grant dates. Please disclose by footnote to the applicable columns the vesting dates of option awards held at fiscal year end.

Potential Payments Upon Termination, page 36

10. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the change of control arrangements. Also, in your Compensation Discussion and Analysis, discuss the rationale for decisions made in connection with these arrangements and how they fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Director Compensation Table, page 42

11. For each director, disclose by footnote to the option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel